July 2, 2007
Thomas J. Poletti 310.552.5045 Fax: 310.552.5001 thomas.poletti@klgates.com

VIA FEDERAL EXPRESS

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Fuqi International, Inc.

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby submit for filing pursuant to Rule 101(a) of Regulation S-T, the Company’s Registration Statement on Form S-1 (the “Form S-1”). Please note that in accordance with Rule 457(p) promulgated under the Securities Act of 1933, as amended, a filing fee in the amount of $1,842 was paid to the Commission in connection with the filing of the Form S-1. We are also forwarding to your attention and to Anita Karu and Sarah Goldberg courtesy copies of the Form S-1 and a copy of this letter.

As you will note, the Form S-1 contains reference to certain information derived from industry surveys and other market sources. In order to expedite the Commission’s review of the Form S-1, we are enclosing the following supplemental information, with cross-references indicated to the page and paragraph of the Form S-1 where such industry data appear.

Location in Registration Statement	Statement	Source
Prospectus Summary, Overview, paragraph 1 & Business, Overview, paragraph 1	“According to Global Industry Analysts, Inc., or GIA, China’s jewelry industry grew to $14 billion in 2005 and China is expected to lead global jewelry processing and consumption by 2010.”	Precious Jewelry, GIA report pg. III-64 first paragraph.

Securities and Exchange Commission
July 2, 2007

Location in Registration Statement	Statement	Source
Prospectus Summary, Industry Background, paragraph 1 & Business, Industry Background, China’s growing consumer market, paragraph 1
“According to the Economist Intelligence Unit (EIU), China’s nominal gross domestic product, or GDP, grew by 10.1%, 10.4% and 10.7% in 2004, 2005 and 2006, respectively. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.”
China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database - in cells V3-X3
Prospectus Summary, Industry Background, paragraph 1 & Business, Industry Background, China’s growing consumer market, paragraph 1	“According to the EIU, private consumption has grown at a 9% compound annual growth rate, or CAGR, over the last decade.”	China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database - calculation of ’95-’06 CAGR in cell: Z 49
Prospectus Summary, Industry Background, paragraph 1
“According to Global Industry Analysts, Inc. (GIA), the precious jewelry market in China has increased by 35% from 2001, reaching $14.9 billion in 2006. The total market size for precious jewelry is expected to exceed $18.2 billion in 2010.”
Precious Jewelry, GIA report pg. III-64 first paragraph.
Business, Industry Background, China’s growing jewelry market, paragraph 1	According to GIA, the precious jewelry market in China has increased by 35% from 2001, reaching $14.9 billion in 2006.	Precious Jewelry, GIA report pp III-64 first paragraph.
Business, Industry Background, China’s growing consumer market, paragraph 2	“However, with a population of 1.3 billion people, China’s economic output and consumption rates are still small on a per capita basis compared to developed countries.”	China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database -cell: X 10

Securities and Exchange Commission
July 2, 2007

Location in Registration Statement	Statement	Source
Business, Industry Background, China’s growing consumer market, paragraph 2
“In 2006, China’s GDP per capita was $7,530, as compared to GDP per capita of $44,244 in the United States. Per capita disposable income in China has grown at a CAGR of 9.8% over the last decade, rising to $728 in 2006, as compared to $9,522.8 in the United States.”
China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database - in cells: Y 48 and Y59
Business, Industry Background, China’s growing consumer market, table 1	“The following table sets forth a summary of certain data regarding China’s economic growth for the years from 2002 to 2006.” [see table]	China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database - Row 44-48, 18
Business, Industry Background, China’s growing consumer market, table 2	“The following table sets forth a summary of certain projections regarding China’s economic growth for the periods from 2007 to 2011.” [see table]	China - US Economy Data.xls - Data was exported from the Economist Intelligence Unit Country database - Row 44-48, 18
Business, Industry Background, China’s growing consumer market, paragraph 3
“Income expanded for both urban and rural populations in 2006. According to the EIU, in 2006 disposable income per capita for urban residents averaged $1,475, an increase of 12% from 2005, while those of rural residents reached $449, an increase of 10% from 2005.”
EIU China Country Report pg. 26, second paragraph from the bottom ($449 is a calculation using RMB11,759 (US$1,475 ratio on the same page) and RMB3,587
Business, Industry Background, China’s growing jewelry market, paragraph 1	“According to the same source, China is becoming one of the largest consumers of gold jewelry in the world by volume, consuming more than 198 tons of gold jewelry in 2002.”	Precious Jewelry, GIA report pp II-19, Table 5, China line 2002 data.

Securities and Exchange Commission
July 2, 2007

Location in Registration Statement	Statement	Source
Business, Industry Background, China’s growing jewelry market, paragraph 2
“Gold is the largest segment in China’s precious jewelry market, followed by platinum and diamond jewelry. According to GIA, jewelry has become the third largest consumption item in China after automobiles and housing. The total market size for precious jewelry is expected to exceed $18.2 billion in 2010.”
Precious Jewelry, GIA report pg. III-64, first paragraph.
Business, Industry Background, China’s growing jewelry market, chart 1	“The following charts set forth certain data and projections on the size and composition of China’s jewelry market.” [see chart]	Precious Jewelry, GIA report pg. III-67, Table 79.
Business, Industry Background, Other factor’s driving the growth of China’s jewelry market, paragraph 4
“China’s entry into the World Trade Organization has lead to lower tariffs, an easing of trade regulations, and the opening of China’s jewelry market to foreign investors. According to GIA, as a result of these factors, China is set to lead global jewelry processing and consumption by 2010.”
Precious Jewelry, GIA report, page III-64, first paragraph, second sentence under heading “Macroeconomic Trends.”
Business, Industry Background, Other factor’s driving the growth of China’s jewelry market, paragraph 5
“According to the National Bureau of Statistics of China, China’s urban population as a percentage of total population increased from 17.9% in 1978 to 29.0% in 1995 and to 43.0% in 2005, and is projected to continue to grow rapidly”
China Statistical Yearbook (2006), pg. 99
Business, Industry Background, Other factor’s driving the growth of China’s jewelry market, paragraph 5
“According to the National Bureau of Statistics, 78.3% of retail sales for consumer goods took place in urban areas in 2005. Retail sales in urban areas grew by 13.5% in 2005, compared to growth in rural areas of 10.8% over the same period.”
China Statistical Yearbook (2006), pg. 678

Securities and Exchange Commission
July 2, 2007

Location in Registration Statement	Statement	Source
Business, Industry Background, Other factor’s driving the growth of China’s jewelry market, paragraph 6	“According to the China City Statistics Yearbook (2006), China had over 120 cities each with a population of over four million, as of the end of 2005.	China City Statistical Yearbook (2006), pgs. 22, 29-36
Quantitative and Qualitative Disclosure about Market Risk, Inflation	“According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.9% and 1.8% in 2004 and 2005, respectively.”	China Statistical Yearbook (2006), pg. 315
Business, Our Strategies, Establish and expand our retail market footprint, paragraph 4, bullet point 3
•  growing jewelry market—China’s jewelry market has recently experienced significant growth. According to research done by India's Gems and Jewelry Export Promotion Council (GJEPC) in 2006, the Chinese gems and jewelry market is growing at the rate of 8-10% annually.
GJEPC: Useful Information - A Report on the Delegation Visit to China & Hong Kong, pg. 8 & GJEPC: Gem and Jewelry Market Focus: China, Potential and Burgeoning Market; pg. 1

Should you have any questions or require any additional information with respect to this filing, please contact the undersigned at 310-552-5000 or by facsimile at 310-552-5001.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

Enclosures

cc:   Anita Karu
Sarah Goldberg

MCP-2786

PRECIOUS JEWELRY

A Global Strategic Business Report

FEBRUARY 2006

www.StrategyR.com

Global Industry Analysts, Inc.

A Worldwide Business Strategy and Market intelligence Source

CH278620206PJ

TABLE 5: World Market for Gold Jewelry: Annual Demand by Country – Historic Data for 1997-2002 (in Tons)

Country	1997	1998	1999	2000	2001	2002	CAGR
India	572.12	657.99	629.66	619.98	614.67	490.12	-3.05
China	339.33	243.22	215.23	204.86	203.13	198.99	-10.12
Hong Kong	58.31	28.87	25.13	22.93	21.65	18.33	-20.66
Taiwan	88.52	72.87	65.55	52.59	41.11	18.96	-26.52
Pakistan	73.14	52.66	63.99	54.21	47.13	48.15	-8.02
Japan	71.99	53.87	51.88	49.79	50.66	46.55	-8.35
South Korea	54.21	38.78	55.45	61.88	63.55	60.66	2.27
Indonesia	91.13	41.36	109.88	86.66	97.83	92.33	0.26
Thailand	33.16	14.87	42.56	56.25	53.39	46.88	7.17
Vietnam	17.58	15.98	18.23	21.13	23.88	24.65	6.99
Malaysia	20.64	16.44	18.76	19.92	19.46	19.23	-1.41
Singapore	20.49	12.13	10.22	11.77	11.77	11.11	-11.52
Saudi Arabia	226.34	186.77	168.87	169.76	163.48	139.21	-9.26
Egypt	131.67	134.71	137.45	128.23	115.99	81.98	-9.04
Gulf States	96.99	123.98	139.59	150.22	150.11	136.56	7.08
USA	315.92	349.56	374.00	386.99	389.43	387.91	4.19
Mexico	33.12	37.99	48.55	57.93	53.78	47.66	7.55
Brazil	57.45	57.77	42.66	48.99	40.26	33.45	-10.25
Italy	113.14	112.23	100.80	92.43	91.79	87.23	-5.07
UK	54.13	63.56	65.13	75.03	81.99	77.55	7.46
France	49.83	56.26	57.45	54.13	52.46	48.23	-0.65
Germany	53.99	49.59	49.00	43.67	39.37	34.23	-8.71
Turkey	149.67	138.66	91.99	147.84	92.44	97.88	-8.14
Others	587.69	621.18	569.04	570.86	546.43	476.12	-4.12
Total	**3310.56**	**3181.30**	**3151.07**	**3188.05**	**3065.76**	**2723.97**	**-3.83**

India
China
Saudi Arabia
USA
700
600
500
400
300
200
100
1997
1998
1999
2000
2001
2002

PRECIOUS JEWELRY - A GLOBAL STRATEGIC BUSINESS REPORT 02/06
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CH278630206PJ

CHINA

A. Market Analysis

China- A Growing Giant

Precious jewelry market in China is estimated at US$14 billion for 2005, and is projected to be US$14.9 billion in 2006. By 2010, the market for precious jewelry is projected to reach close to US$18.2 billion, expanding at a compounded annual growth rate of 5.84% for the period 2001-2010.

Gold jewelry represents the largest segment in China's precious jewelry market. Gold jewelry market is projected to reach US$6.9 billion, by the year 2010, from an estimated market size of US$5.7 billion for 2005. On a parallel note, silver jewelry represents the smallest market in terms of value.

Diamond, being the fastest growing market is projected to reach US$4.1 billion by 2010, from an estimated market equivalent to US$2.7 billion for 2005, recording an impressive CAGR of 8.92% over the forecast period 2001-2010. Demand for platinum jewelry that reported strong gains in early 2000s is projected to slow down eventually. The segment retail revenues are projected to reach US$4.5 billion by 2010, from an estimated US$3.3 billion in 2005.

Macroeconomic Trends

Backed by economic growth and rising personal disposable income levels, jewelry has come into view as the third-largest consumption item in China after automobiles and housing. China is set to lead the global jewelry processing and consumption by 2010 fuelled by lower tariffs, WTO membership, easing of trade regulations and opening up of Chinese jewelry market to foreign investors.

The Chinese jewelry industry has grown since 1980sIn 1990s, China's jewelry market expanded as status jewelry, which was previously targeted at affluent consumers, now emerged into a consumer product for average income consumers. Economic trends have fuelled the transition towards purchasing jewelry for expression rather than for value. Consumer spending and disposable income rose by 7.3% and 10.9% respectively in 2003. GDP growth varying between 7-9% is expected to extend to five years with consumer spending rising between 8-10%.

WTO Entry Affecting Import Tariffs

Jewelry production is one of the foremost industries that are expected to open up to the international arena. Decision to reduce import tariffs was forged subsequent to WTO entry. The China agreed to lower tariffs to 20-21% from 31-33.3% on gold, pearl and silver jewelry.

CEPA Inspires Retailers to Mainland

The Closer Economic Partnership Arrangement (CEPA) a pact between Hong Kong, the mainland and Macao is expected to boost China's jewelry market. Elimination of jewelry tariffs for products that were up to the mark of China customs facilitated easy domestic market penetration for Macao and Hong Kong. This policy will further motivate Hong Kong and foreign retailers to enter the

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CH278630206PJ

mainland region and consequently spurring domestic consumer demand through low-price products and unique designs.

Consumption Trends in China's Jewelry Market

- Rising demand for luxury jewelry
- Marriage rings are normally in the 1 carat range
- Rapid increase in demand for silver, pearl and jade jewelry
- Consumers view jewelry as a status symbol rather for preserving value. Jewelry manufacturers and distributors have sprouted to address the growing demand, as Chinese consumers are sensitive to design, technological upgradation, style and attractiveness of jewelry.

Culture- A Major Boost to Jewelry Market

Cultural differences could surface as a growth driver of China's jewelry market. Transition to adopting embellished means of expressing love, which is not favored with the middle-aged Chinese demographic, has been emerging. Valentine's Day is not welcome among the aging population, younger generation use this day to express their love.

White Gold Scales up at Expense of Platinum

High platinum prices have scaled white gold sales up in China. With consumers shifting to white gold jewelers are not purchasing additional supplies of platinum, but moving towards fabrication of white gold made from gold, palladium and nickel.

Retail Trends

Global Retailers Scale Mainland Retailing Market

China has been opening up to foreign retailers since 1992. More than US$3 billion of overseas funding was deployed for retailing development in 2003. About 30% of the key global retailers have ventured into mainland market. Early market movers can benefit from the growing brand consciousness by relating to the Chinese culture. Several foreign jewelers are expected to take advantage of China's developing consumer market.

Several of the world's largest retailers have entered the Chinese market and have established sales and distribution outlets. Consumer's shift to affordable trendy designs has been well accepted. Luxury retailers are penetrating the Mainland China by establishing off platforms recognized in Hong Kong. Brands view Hong Kong as an ideal option for fostering brand consciousness and product awareness among well-off tourists.

Chinese visitors comprise 55% of sales in Hong Kong, where prices are 20%-35% less than mainland outlets. Luxury brands such as Christian Dior, Dolce & Gabbana, Giorgio Armani, Hermès, Ermenegildo Zegna, Louis Vuitton and Bulgari have established retail outlets in Hong Kong.

Shanghai functions as a starting point for jewelry brands venturing into Mainland China retail market. Acceptance of luxurious lifestyle among Chinese consumers is rapidly transforming Shanghai's economic demographics.

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CH278630206PJ

Hong Kong on the Rebound

Hong Kong is the fourth largest exporter of precious jewelry, and one of the largest trade and distribution points for pearls. Besides, Hong Kong stands as the leading global producer of jade jewelry and 24K gold jewelry. The region, which approached a slump in 2003 with the prevalence of SARS, reverted back when removed from the list of infected regions by WHO. Increasing sales to tourists from mainland, reviving economic conditions of surrounding regions and development of local retail market boosted growth rate. Demand for higher-end products has grown in parallel to consumer tastes in Hong Kong, fuelled by development of stock and property markets. Sales to visitors from mainland increased as the central government relieved travel restrictions for citizens of Guangdong Province. Hong Kong is further gearing up efforts to improve its market share in the global jewelry market.

Hong Kong jewelry industry is influenced by designs and trends in global market. Hence there is a continuous inflow of new and wide range of jewelry such as earrings, necklaces, rings and bracelets by the Hong Kong jewelry industry. Products offered are competitive in quality, design and price since they are standardized. The combination of quality and price attracts large number of customers for Chuk Kam jewelry, from mainland China, Taiwan, and other regions of Asia.

Geographical advantage of being located at the edge of China's mainland and use of highly motivated low cost labor provides a competitive edge to Hong Kong. Hong Kong jewelry is unbeatable in price due to non-imposition of tariffs and taxes to jewelry exported from other parts of the world.

Key Players

Egana Jewellery& Pearls Ltd.

Egana Jewellery & Pearls Limited (Egana) principal business is in the design and distribution of superior quality jewellery pieces to customers across Asia, Germany and the US. The company's product offerings include pendants, rings, bracelets, pearls, necklaces, cufflinks, earrings and ornaments that are sold under trade names owned by Egana Jewellery and its subsidiaries. Egana's products reach their customers through trademarks such as Carrera, Kazto, Abel & Zimmermann, Jacquelin, Guthmann & Wittenauer, Goldpfeil, Speidel, duNouveau and Yamato and elite brandnames such as Pierre Cardin, MEXX Jewels, Katarina Witt by Dugena, Esprit Jewel and JOOP!

LJ International Inc

LJ International, headquartered in Hong Kong, designs, markets and distributes a complete range of fine jewelry. The company operates two manufacturing facilities in China that employ about 2,000 skilled craftsmen. The company's operations are completely vertically integrated from mine-to-market. The company offers jewelry made of diamonds, rare and exotic gems, pearls and colored stones under the Lorenzo and Enzo brands.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International has matured to become one of the world's leading public listed manufacturer and marketer of fine jewelry. The company manufactures more than 2 million pieces of jewelry and cuts more than 3 million carats of high quality gemstones annually that are sold to the largest jewelry retailers in the United States.

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CH278630206PJ

B. Market Analytics

TABLE 79: Chinese Recent Past, Current & Future Analysis for Precious Jewelry by Product Segment – Gold Jewelry, Diamond Jewelry, Silver Jewelry, Platinum Jewelry, and Other Jewelry Markets Independently Analyzed with Annual Sales Figures in US$ Million for Years 2001 through 2010

Product Segment	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	%CAGR
Gold Jewelry	4924.20	5115.75	5319.87	5526.81	5747.33	5970.90	6191.23	6413.50	6637.33	6875.61	3.78
Diamond Jewelry	1887.48	2044.52	2216.46	2427.03	2654.20	2898.91	3162.13	3444.83	3747.97	4072.55	8.92
Silver Jewelry	677.75	701.13	725.60	751.22	778.03	806.28	835.87	867.13	900.08	934.64	3.64
Platinum Jewelry	2111.83	2369.68	2659.73	2976.51	3303.33	3608.23	3878.12	4100.34	4263.53	4457.95	8.66
Other Jewelry	1314.35	1359.70	1407.96	1459.35	1514.37	1573.43	1639.99	1711.82	1783.89	1855.60	3.91
Total	**10915.61**	**11590.78**	**12329.63**	**13140.92**	**13997.26**	**14857.75**	**15707.34**	**16537.61**	**17332.80**	**18196.35**	**5.84**

2004 & 2005: GIA Estimates
2006-2010: GIA Projections
Error tolerance for data in this table is 15% (+/-).
Data is reported at the Retail Level.
This data is NOT independently adjusted or weight-averaged for the country's exchange rate fluctuations in this period. It is derived from primary and secondary data feeds. Error tolerances (ETOL) from such fluctuations can be higher than the normal 5% (+/-).

Gold Jewelry
Diamond Jewelry
Silver Jewelry
Platinum Jewelry
7750
6200
4650
3100
1550
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

TABLE 80: Chinese Historic Review for Precious Jewelry by Product Segment – Gold Jewelry, Diamond Jewelry, Silver Jewelry, Platinum Jewelry, and Other Jewelry Markets Independently Analyzed with Annual Sales Figures in US$ Million for Years 1991 through 2000

Product Segment	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	%CAGR
Gold Jewelry	3482.82	3608.55	3739.18	3874.16	4014.79	4161.33	4314.47	4477.56	4641.89	4822.92	3.68
Diamond Jewelry	1100.80	1154.85	1211.90	1272.98	1337.78	1407.61	1482.77	1554.54	1651.85	1760.22	5.35
Silver Jewelry	473.79	490.00	506.90	524.75	543.58	563.48	584.50	606.71	629.64	653.32	3.63
Platinum Jewelry	879.36	931.15	986.28	1045.06	1108.28	1176.67	1262.80	1393.37	1565.31	1830.96	8.49
Other Jewelry	990.01	1017.53	1046.23	1076.15	1107.36	1139.92	1173.88	1209.34	1248.76	1289.97	2.98
Total	**6926.78**	**7202.08**	**7490.49**	**7793.10**	**8111.80**	**8449.00**	**8818.42**	**9241.51**	**9737.45**	**10357.38**	**4.57**

Error tolerance for data in this table is 10% (+/-).
Data is reported at the Retail Level.
This data is NOT independently adjusted or weight-averaged for the country's exchange rate fluctuations in this period. It is derived from primary and secondary data feeds. Error tolerances (ETOL) from such fluctuations can be higher than the normal 5% (+/-).

Gold Jewelry
Diamond Jewelry
Silver Jewelry
Platinum Jewelry
5250
4200
3150
2100
1050
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

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CH278630206PJ

TABLE 81: Chinese 20-Year Perspective for Precious Jewelry by Product Segment – Percentage Breakdown of Dollar Sales for Gold Jewelry, Silver Jewelry, Platinum Jewelry, Diamond Jewelry and Other Jewelry Markets for Years 1991, 1995, 2005 & 2010

Product Segment	1991	1995	2005	2010
Gold Jewelry	50.28	49.49	41.06	37.79
Diamond Jewelry	15.89	16.49	18.96	22.38
Silver Jewelry	6.84	6.70	5.56	5.14
Platinum Jewelry	12.70	13.66	23.60	24.50
Other Jewelry	14.29	13.66	10.82	10.19
Total	**100.00**	**100.00**	**100.00**	**100.00**

1995
13.66
13.66
49.49
6.7
16.49
2005
10.82
23.6
41.06
5.56
18.96
2010
10.19
24.5
37.79
5.14
22.38
Gold Jewelry
Diamond Jewelry
Silver Jewelry
Platinum Jewelry
Other Jewelry

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Country Report

China

China at a glance: 2007-08

OVERVIEW

The main priority for the ruling Chinese Communist Party over the next two years will be to maintain political stability in order to ensure the success both of its 17th party congress, due in late 2007, and the Olympic Games in the capital, Beijing, to be held in August 2008. As the party congress approaches, the president, Hu Jintao, will continue to strengthen his influence through the appointment of allies to important positions. Real GDP growth will slow from 10.7% in 2006 to a forecast 9.8% in 2007 and 9.1% in 2008. The government will continue in its efforts to rebalance the economy, as it attempts to make growth less dependent on exports and investment, while introducing measures to boost consumption. The current-account surplus is forecast to narrow from an estimated 7.7% of GDP in 2006 to 6.1% of GDP in 2008.

Key changes from last month

Political outlook

- In February North Korea agreed to a deal that would see it wind down its nuclear programme in return for aid and a reduction in US-led sanctions. The agreement was seen as a triumph for the Chinese government's efforts to broker a negotiated resolution of tensions in the region. However, the possibility remains that North Korea could repudiate the pact at a future date.

Economic policy outlook

- The People's Bank of China (the central bank) raised the required reserve ratio for banks from 9.5% to 10% in February. The move is the fifth rise since June 2006 and is aimed at managing liquidity in the domestic economy.

Economic forecast

- The government has announced that the economy expanded by 10.7% in real terms in 2006. Indications of stronger growth in China's major export markets and the ongoing robustness of domestic economic indicators have led the Economist Intelligence Unit to upgrade its forecast for growth in 2007 to 9.8% from 9.5%.

March 2007

The Economist Intelligence Unit
26 Red Lion Square
London WC1R 4HQ
United Kingdom

The Economist Intelligence Unit

The Economist Intelligence Unit is a specialist publisher serving companies establishing and managing operations across national borders. For 60 years it has been a source of information on business developments, economic and political trends, government regulations and corporate practice worldwide.

The Economist Intelligence Unit delivers its information in four ways: through its digital portfolio, where the latest analysis is updated daily; through printed subscription products ranging from newsletters to annual reference works; through research reports; and by organising seminars and presentations. The firm is a member of The Economist Group.

London
The Economist Intelligence Unit
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London
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United Kingdom
Tel: (44.20) 7576 8000
Fax: (44.20) 7576 8500
E-mail: london@eiu.com

New York
The Economist Intelligence Unit
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© 2007 The Economist Intelligence Unit Limited. All rights reserved. Neither this publication nor any part of it may be reproduced, stored in a retrieval system, or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior permission of The Economist Intelligence Unit Limited.

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26 China

The domestic economy

The economy grew by 10.7% in 2006

China's economy grew by 10.7% in real terms in 2006, to reach a total GDP of Rmb20.9trn (US$2.6trn), according to the National Bureau of Statistics (NBS). The rate of expansion was 0.3 percentage points higher than in 2005 (the NBS recently revised growth in 2005 to 10.4%). Growth peaked in the second quarter of 2006, at 11.5% year on year, prompting the government to implement tightening measures. As a result, the year-on-year rate of growth slowed to 10.6% in the third quarter and 10.4% in the fourth. Just under one-half of economic output (Rmb10.2trn) was accounted for by the secondary sector, reflecting the dominance of manufacturing. The sector expanded by 18.3% in nominal terms in 2006. Agriculture accounted for Rmb2.5trn, up by 8.7% compared with 2005, and the tertiary sector for Rmb8.3trn, an increase of 12.7%.

Quarterly gross domestic product
(% change, year on year; real terms)

2004		2005				2006			
3 Qtr	4 Qtr	1 Qtr	2 Qtr	3 Qtr	4 Qtr	1 Qtr	2 Qtr	3 Qtr	4 Qtr
9.1	9.5	9.9	10.1	9.8	9.9	10.4	11.5	10.6	10.4

Source: National Bureau of Statistics.

In expenditure terms, investment was the principal driver of the domestic economy. Investment in fixed assets (a proxy for the national-accounts figure of gross fixed capital investment) reached Rmb9.3trn in 2006, a year-on-year rise of 24.5%. China's trade surplus (a proxy for net exports) reached US$177.5bn, a 74% increase compared with 2005. Meanwhile, consumer spending expanded, albeit at a much slower pace than net exports or investment. Retail sales, which give an indication of consumption trends, grew by 13.7% to Rmb7.6trn, representing a slight acceleration in demand since 2005.

Employment, wages and prices

Wage growth remains strong

Domestic demand has been supported by strong wage growth. Incomes expanded for both urban and rural populations in 2006, although income discrepancies remained broad. Disposable incomes per head for urban residents averaged Rmb11,759 (US$1,475), an increase of 12.1% compared with 2005, while those of rural residents reached Rmb3,587 (up by 10.2%). Income growth has been stoked partly by the strength of the employment market. The official urban unemployment rate was 4.1% by end-2006, 0.1% lower than in 2005.

Prices are climbing more rapidly

The consumer price index (CPI) rose by 1.5% in 2006, a slight decrease compared with 2005, when inflation reached 1.8%. However, on a monthly basis inflationary trends have been less reassuring—in December 2006 year-on-year consumer price inflation spiked to 2.8%. This eased back to 2.2% in January 2007, but the fall was at least partly the result of differences relating to the timing of the Chinese New Year festival, which fell in February in 2007 but which was in January in the previous year. Prices, particularly for food, tend to rise around the time of the holiday, giving January 2006 a higher price base.

Country Report March 2007 www.eiu.com © The Economist Intelligence Unit Limited 2007

A	B	C	D	E	F
1	No of series : 14	CHINA - Selected series from 1990 to 2030				
2	Long name	Note	Source	Eiu Analyst	Last forecasts	Code
3	Percentage change in real GDP, over previous year.		Derived from National Bureau of Statistics figures	Duncan Innes-Ker	23-May-07	DGDP
4	Gross domestic product (GDP) at purchasing power parity (PPP) in US$. Based on figures from World Bank, World Development Indicators		EIU calculation based on World Bank estimates	Duncan Innes-Ker	23-May-07	GDPP
5	Aggregate national savings by the public and private sector as a percentage of nominal GDP. (National savings equals gross domestic investment plus the current-account balanc		EIU estimate	Duncan Innes-Ker	23-May-07	PSAV
6	Gross national savings as a percentage of gross domestic investment. Gross national savings equals gross domestic investment plus the current account balance		EIU calculation, based on National Bureau of Statistics f	Duncan Innes-Ker	23-May-07	SIRA
7	The average real wage index in local currency rebased to 1996=100 by the EIU.		EIU calculation	Duncan Innes-Ker	23-May-07	CAWR
8	Percentage change in hourly wages in local currency adjusted for inflation, over previous year		EIU calculation based on data from China National Bure	Duncan Innes-Ker	23-May-07	DRWA
9	Average US$ cost of labour per hour. Based on average annual earnings.		EIU calculation based on data from China Statistical Ye	Duncan Innes-Ker	23-May-07	LCHO
10	Mid-year population estimate. Calculated from the year-end figures.		China National Bureau of Statistics	Duncan Innes-Ker	23-May-07	POPN
11	GDP at purchasing power parity (PPP), divided by population		EIU estimate	Duncan Innes-Ker	23-May-07	YPCP
12	Private consumption expenditure divided by population.		Derived from China National Bureau of Statistics, China	Duncan Innes-Ker	23-May-07	PCPC
13	Percentage change in real gross domestic product per head.		Derived from China National Bureau of Statistics, China	Duncan Innes-Ker	23-May-07	RYPC
14	The total value of personal income after taxes and deductions.		Derived from China National Bureau of Statistics	Duncan Innes-Ker	23-May-07	DILC
15	The total value of personal income after taxes and deductions, in US$.		Derived from China National Bureau of Statistics	Duncan Innes-Ker	23-May-07	PDIN
16	The total value of personal disposable income at constant market prices, rebased to 1990 constant prices and translated into US$ using the LCU:$ exchange rate in 1990		Derived from China National Bureau of Statistics	Duncan Innes-Ker	23-May-07	CPDI
20	No of series : 14	UNITED STATES - Selected series from 1990 to 2030				
21	Long name	Note	Source	Eiu Analyst	Last forecasts	Code
22	Percentage change in real GDP, over previous year.	Quarterly data are shown at an annual rate; seasonally adjusted	Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	DGDP
23	Gross domestic product (GDP) at purchasing power pari	Purchasing power parity 1US$:1US$	Bureau of Economic Analysis	Jan Friederich	17-May-07	GDPP
24	Aggregate national savings by the public and private sector as a percentage of nominal GDP. (National savings equals gross domestic investment plus the current account balanc		Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	PSAV
25	Gross national savings as a percentage of gross domestic investment. Gross national savings equals gross domestic investment plus the current account balance		Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	SIRA
26	The average real wage index in local currency rebased to 1990=100 by the Economist Intelligence Unit.		EIU calculation	Jan Friederich	17-May-07	CAWR
27	Percentage change over previous year in earnings per h	Private non-farm industry	Bureau of Labour Statistics	Jan Friederich	17-May-07	DRWA
28	Average cost of labour in US$. Includes pay for time wo	Production workers.	Bureau of Labour Statistics	Jan Friederich	17-May-07	LCHO
29	Mid-year population estimate. Calculated from the year-end figures.		Bureau of the Census	Jan Friederich	17-May-07	POPN
30	GDP at purchasing power parity (PPP), divided by popul	Purchasing power parity 1US$:1US$	Derived from Bureau of Economic Analysis; OECD	Jan Friederich	17-May-07	YPCP
31	Private consumption expenditure divided by population.		Derived from Bureau of Economic Analysis; Bureau of th	Jan Friederich	17-May-07	PCPC
32	Percentage change in real gross domestic product per head.		Derived from Bureau of Economic Analysis; Bureau of th	Jan Friederich	17-May-07	RYPC
33	The total value of personal income after taxes and deductions.		Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	DILC
34	The total value of personal income after taxes and deductions, in US$.		Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	PDIN
35	The total value of personal disposable income at constant market prices, rebased to 1990 constant prices and translated into US$ using the LCU:$ exchange rate in 1990		Derived from Bureau of Economic Analysis	Jan Friederich	17-May-07	CPDI

G	H	N	O	P	Q	R	S	T	U	V	W	X	Y	Z	AA	AB	AC	AD	AE	AF	AG
1																						
2	Series name	Unit	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
3	GDP (% real change pa)	%	10.93	10.01	9.28	7.63	7.63	8.42	8.3	9.09	10.02	10.08	10.4	10.054	10.2	9.3	8.8	8.1	7.4	6.7	6	5.8
4	Nominal GDP (US$ at PPP)	bil USD	3,033.68	3,384.90	3,761.24	4,119.57	4,483.16	4,960.07	5,513.03	6,089.00	6,783.15	7,642.28	8,692.28	9,900.51	11,177.83	12,638.32	14,006.32	15,536.05	17,068.30	18,675.69	20,336.13	22,052.33
5	Gross national savings rate (%)	%	40.5	39.6	40.5	39.2	38.1	37	37.8	40.3	43.8	46.7	49.7	51.2	51.9	52	52	51.9	51.9	n.a.	n.a.	n.a.
6	Gross national savings/investment	%	100.531	102.002	110.225	108.321	106.305	104.875	103.022	106.434	106.765	108.216	115.564	117.7	117.5	114.9	112.1	110.6	108.4	n.a.	n.a.	n.a.
7	Average real wage index (LCU, 1996=100)	X	95.012	100	101.374	118.094	133.742	149.652	172.351	198.350	221.038	243.748	274.445	310.3	347.5	389.3	432.5	483	539.4	n.a.	n.a.	n.a.
8	Average real wages (% change pa)	%	3.776	4.263	1.374	16.494	13.25	11.896	15.168	15.09	11.736	9.976	12.594	13.1	12	12	11.1	11.7	11.7	n.a.	n.a.	n.a.
9	Labour costs per hour	USD	0.35	0.42	0.48	0.46	0.52	0.58	0.67	0.77	0.87	0.99	1.15	1.35	1.63	1.98	2.34	2.76	3.29	n.a.	n.a.	n.a.
10	Population	million	1,211.21	1,223.89	1,236.26	1,247.61	1,257.86	1,267.43	1,276.27	1,284.53	1,292.27	1,299.88	1,307.56	1,314.48	1,323.10	1,331.12	1,336.70	1,342.49	1,350.96	1,360.46	1,369.84	1,378.90
11	GDP per head ($ at PPP)	USD	2,504.70	2,773.90	3,042.40	3,302.00	3,564.10	3,913.50	4,320.10	4,740.30	5,249.00	5,879.20	6,650.00	7,530.00	8,450.00	9,420.00	10,480.00	11,570.00	12,630.00	13,730.00	14,850.00	16,000.00
12	Private consumption per head	USD	280.5	333.7	360.3	376.8	402.6	437	465.9	494.5	531.4	593.3	661.8	752	873	1,020.00	1,170.00	1,350.00	1,540.00	1,770.00	2,030.00	2,320.00
13	Real GDP growth per head (% pa)	%	9.708	8.87	8.187	6.849	6.753	7.601	7.55	8.389	9.301	9.439	9.752	10.1	9.5	8.7	8.2	7.6	6.7	5.9	5.3	4.9
14	Personal disposable income	bil CNY	2,862.49	3,443.93	3,796.07	4,055.04	4,374.29	4,704.48	5,179.76	5,804.66	6,452.59	7,337.33	7,389.70	7,633.20	8,069.50	8,631.10	9,366.60	10,224.90	11,106.60	n.a.	n.a.	n.a.
15	Personal disposable income (US$)	bil USD	342.745	414.22	457.798	488.799	528.413	568.282	625.791	701.301	779.58	886.472	901.778	957.3	1,056.20	1,185.60	1,325.10	1,482.70	1,686.30	n.a.	n.a.	n.a.
16	Real personal disposable income (US$ at 1996 prices)	bil USD	372.976	414.22	440.719	473.687	522.488	555.884	602.305	673.391	735.827	797.838	771.873	763.1	772	792.9	824.5	865.8	914	n.a.	n.a.	n.a.
17																						
18	Personal disposable income (US$) per person	USD	282.98	338.45	370.31	392.59	420.00	440.37	490.33	546.0	603.3	682.0	689.7	728.3	798.3	890.7	991.3	1,111.9	1,248.2			
19																						
20																						
21	Series name	Unit	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
22	GDP (% real change pa)	%	2.504	3.7	4.488	4.175	4.45	3.66	0.751	1.600	2.51	3.906	3.224	3.316	1.9	2.5	2.9	2.7	2.7	2.7	2.8	2.8
23	Nominal GDP (US$ at PPP)	bil USD	7,397.65	7,816.83	8,304.33	8,746.98	9,268.43	9,816.98	10,127.95	10,469.60	10,960.75	11,712.48	12,455.83	13,246.63	13,812.38	14,524.11	15,341.70	16,147.01	16,991.16	17,889.92	18,867.87	19,916.34
24	Gross national savings rate (%)	%	13.920	14.271	15.045	14.812	14.305	13.449	12.090	10.590	10.360	10.439	10.163	10.281	9.7	9.7	10	10.3	10.8	n.a.	n.a.	n.a.
25	Gross national savings/investment	%	85.498	85.231	86.508	80.80	75.032	67.781	68.032	56.182	51.678	45.137	38.499	40.751	47.7	49.2	50.9	52.4	54.8	n.a.	n.a.	n.a.
26	Average real wage index (LCU, 1996=100)	X	99.615	100	101.43	104.328	105.792	106.233	107.345	108.942	109.448	109.02	108.138	108.799	109.9	110.2	111.1	112.2	113.3	n.a.	n.a.	n.a.
27	Average real wages (% change pa)	%	-0.055	0.387	1.63	2.855	1.404	0.416	1.047	1.487	0.465	-0.493	-0.718	0.611	1	0.3	0.8	1	1	n.a.	n.a.	n.a.
28	Labour costs per hour	USD	17.21	17.8	18.24	18.56	18.94	19.7	20.58	21.4	22.28	22.87	23.61	24.53	25.34	26.05	26.95	27.80	28.88	n.a.	n.a.	n.a.
29	Population	million	266.557	269.667	272.912	276.115	279.04	282.193	285.108	287.985	290.85	293.657	296.41	299.398	302.09	304.81	307.55	310.32	313.12	315.8	318.5	321.2
30	GDP per head ($ at PPP)	USD	27,752.60	28,986.09	30,428.60	31,678.70	33,215.40	34,788.10	35,523.20	36,354.70	37,685.20	39,884.00	42,022.20	44,244.20	45,720.00	47,650.00	49,880.00	52,040.00	54,230.00	56,650.00	59,240.00	62,010.00
31	Private consumption per head	USD	18,686.80	19,403.70	20,326.70	21,293.60	22,514.50	23,882.10	24,745.20	25,524.60	26,486.50	27,962.80	29,494.10	30,960.00	32,290.00	33,520.00	34,900.00	36,360.00	37,810.00	39,430.00	41,100.00	42,840.00
32	Real GDP growth per head (% pa)	%	1.304	2.504	3.255	2.066	3.365	2.502	-0.279	0.585	1.5	2.913	2.266	2.207	1	1.6	2	1.8	1.8	1.9	1.9	1.9
33	Personal disposable income	bil USD	5,409.25	5,688.47	5,988.83	6,395.03	6,694.96	7,194.03	7,485.84	7,830.06	8,162.53	8,681.56	9,036.10	9,522.76	10,077.70	10,679.50	11,265.50	11,870.30	12,509.00	n.a.	n.a.	n.a.
34	Personal disposable income (US$)	bil USD	5,409.25	5,688.47	5,988.83	6,395.03	6,694.96	7,194.03	7,485.84	7,830.06	8,162.53	8,681.56	9,036.10	9,522.76	10,077.70	10,679.50	11,265.50	11,870.30	12,509.00	n.a.	n.a.	n.a.
35	Real personal disposable income (US$ at 1996 prices)	bil USD	5,524.01	5,688.47	5,850.54	6,233.00	6,418.62	6,720.83	6,869.05	7,074.21	7,231.14	7,493.92	7,581.65	7,776.00	8,069.00	8,353.70	8,613.50	8,869.60	9,184.00	n.a.	n.a.	n.a.
36																						
37																						
38																						
39																						
40																						
41	**China Selected Series from 1995 to 2006**														CAGR		CAGR				CAGR	
42	**Series Name**	Unit	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	'95-'06		'02-'06				'07-'11	
43	GDP (% real change from previous year)	%	10.9	10.0	9.3	7.8	7.6	8.4	8.3	9.1	10.0	10.1	10.4	10.7	-							
44	Nominal GDP (US$ at Purchasing Power Parity)	bil USD	3,033.7	3,384.9	3,761.2	4,119.6	4,483.2	4,960.1	5,513.6	6,089.0	6,783.1	7,642.3	8,692.3	9,900.5	11.4%		12.0%					
45	Gross national savings rate (%)	%	40.5	39.6	40.5	39.2	38.1	37.0	37.8	40.3	43.8	46.7	49.7	51.2	-							
46	Labour costs per hour	USD	0.35	0.42	0.48	0.46	0.52	0.58	0.67	0.77	0.87	0.99	1.10	1.35	13.1%							
47	Population	million	1,211.2	1,223.9	1,236.3	1,247.6	1,257.9	1,267.4	1,276.3	1,284.5	1,292.3	1,299.9	1,307.6	1,314.5	0.7%							
48	GDP at purchasing power parity per head	USD	2,504.7	2,773.9	3,042.4	3,302.0	3,564.1	3,913.5	4,320.1	4,740.3	5,249.0	5,879.2	6,650.0	7,530.0	10.5%		12.3%					
49	Private consumption per head	USD	280.5	333.7	360.3	376.8	402.6	437.0	465.9	494.5	531.4	593.3	661.8	752.0	9.4%							
50	Personal disposable income after taxes (US$)	bil USD	342.7	414.2	457.8	488.8	528.4	568.3	625.8	701.3	779.6	886.5	901.8	957.3	9.8%							
51									546.0	603.3	682.0	689.7	728.3	798.3	890.7	991.3	1,111.9	1,248.2			11.0%	
52	**USA Selected Series from 1995 to 2006**														CAGR							
53	**Series Name**	Unit	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	'95-'06							
54	GDP (% real change from previous year)	%	2.5	3.7	4.5	4.2	4.5	3.7	0.8	1.6	2.5	3.9	3.2	3.3	-							
55	Nominal GDP (US$ at Purchasing Power Parity)	bil USD	7,397.7	7,816.8	8,304.3	8,747.0	9,268.4	9,817.0	10,128.0	10,469.6	10,960.8	11,712.5	12,455.8	13,246.6	5.4%							
56	Gross national savings rate (%)	%	13.9	14.3	15.0	14.8	14.3	13.4	12.1	10.6	10.4	10.4	10.2	10.3	-							
57	Labour costs per hour	USD	17.21	17.80	18.24	18.56	18.94	19.70	20.58	21.40	22.28	22.87	23.61	24.53	3.3%							
58	Population	million	266.6	269.7	272.9	276.1	279.0	282.2	285.1	288.0	290.8	293.7	296.4	299.4	1.1%							
59	GDP at purchasing power parity per head	USD	27,752.6	28,986.9	30,428.6	31,678.7	33,215.4	34,788.1	35,523.2	36,354.7	37,685.2	39,884.9	42,022.2	44,244.2	4.3%							
60	Private consumption per head	USD	18,686.8	19,403.7	20,326.7	21,293.6	22,514.5	23,882.1	24,745.2	25,524.6	26,486.5	27,962.8	29,494.1	30,960.0	4.7%							
61	Personal disposable income after taxes (US$)	bil USD	5,409.3	5,688.5	5,988.8	6,395.0	6,695.0	7,194.0	7,485.8	7,830.1	8,162.5	8,681.6	9,036.1	9,522.8	5.3%							
62	Source: Economist Intelligence Unit 2007, Bureau of Labor Statistics, Economic Analysis and World Bank																					
63																						
64	Average China		9.4																			
65	Average US		3.2																			
66

2006
中国统计年鉴
CHINA STATISTICAL YEARBOOK

中华人民共和国国家统计局 编
Compiled by National Bureau of Statistics of China

中国统计出版社
China Statistics Press

2006 中国城市统计年鉴

1—6 2005年我国城市社会经济发展概况

一、城市逐步向强势发展

2005年，我国城市增长趋于稳定，城市人口规模及区域进一步扩大，逐步向大中城市发展。至2005年底，全国共有建制市661个，其中直辖市4个、副省级市（中央计划单列城市）15个，地级市268个，县级市374个。

2005年底全部地级城市人口（不包括辖县，下同）36285.94万人，比2000年增长27.6%。全国城市非农业人口22627.09万人，比2000年增长33.5%。行政区域土地面积580054.31平方公里，其中建成区面积23347.1平方公里，比2000年分别增长32.2%和45.9%。

大中城市数量进一步增长，2005年400万人口以上的城市13个，占4.5%；200～400万人口以上的城市25个，占8.7%；100～200万人口的城市75个，占26.2%；50～100万人口的城市108个，占37.8%；50万人口以下的城市为65个，占22.7%。

二、城市化水平快速的发展

2005年我国市镇人口为56157万人，比2000年第五次人口普查数据增加10563万人，增长23.2%。到2005年底，我国城市化水平为42.99%，近几年来，中国的城市化水平已经有了大幅的提升，这跟国家启动西部发展战略有直接联系。虽然城市化水平从2000年的36.09%提高到2005年的42.99%，但仍低于世界平均水平4个百分点，比发达国家和地区低32个百分点、高出发展中国家4.99个百分点，表明我国城市化水平已超过发展中国家城市化水平，"十一五"时期，我国城市化将不可避免地出现快速发展的趋势。

与国际社会比较，1998年世界平均城市化水平为47%。从全国31个省、自治区、直辖市城市化发展看，高于世界平均城市化水平的地区为：上海市（89.09%）、北京市（83.62%）天津市（75.11%）、广东省（60.68%）、辽宁省（58.7%）、浙江省（56.02%）、黑龙江省（53.10%）、吉林省（52.52%）、江苏省（50.11%）、、福建省（47.3%）、内蒙古自治区（47.2%）、城市化水平后五位的是西藏自治区（26.65%）、贵州省（26.87%）、云南省（29.50%）、甘肃省（30.02%）、河南省（30.65%）。表明大城市规模急剧膨胀，而中小城市发展缓慢。

三、城市经济继续保持增长态势

2005年我国城市建设的突飞猛进，如快速奔跑的马车，有力地拉动了经济的发展，增长质量和效益不断提高。全国地区生产总值183084.8亿元，全部地级城市（不包括辖县，下同）2005年实现地区生产总值113144.4亿元，占全国的61.8%，比2000年提升了10个百分点。从产业结构来看，全国第一产业增加值23070.4亿元，第二产业增加值87046.7亿元，第三产业增加值72967.7亿元，全部地级城市第一产业增加值4381亿元，第二产业增加值56977亿元，第三产业增加值51785亿元，分别占全国的19%、65.5%、和71%。比2000年提升了3.2个百分点、14.4个、和0.8个百分点。从城市实现的国内生产总值看，2005年地区生产总值超过1000亿元的城

· 22 ·

2005年中国城市发展报告

市有22个，比2000年增加了16个。这22个城市共实现地区生产总值4170.8亿元，占全部地级城市的36.9%。这些城市是深圳市、广州市、佛山市、杭州市、东莞市、南京市、[illegible]、沈阳市、苏州市、无锡市、大连、成都市、青岛市、济南市、宁波市、大庆市、哈尔滨市、长春市、淄博市、西安市、唐山市、厦门市。

2005，地区生产总值、地方财政一般预算内收入、工业总产值、全社会固定资产投资总额、当年合同外资金额创了5个历史新高。今年以来经济继续快速增长，地区生产总值118144.4亿元，地方财政一般预算内收入9094.4亿元，规模以上工业总产值162817.2亿元，全社会固定资产投资51600.2亿元，当年合同外资金额1322.9亿美元，这五项指标都比2000年增长了1倍以上。

四、城市旅游业达到了一个新的高度，外贸、外资增长强劲

2005年是"十五"计划的最后一年，也是我国深化改革、扩大开放的一年。随着对外开放，越来越多的外国企业在中国投资，越来越多的外国人来中国工作和旅游。这一迹象表明中国经济的景气度在提高。截至2005年底，全部地级城市（不包括辖县，下同）外商来华投资的企业19826个，占全国68.8%；外商直接投资合同29381个，占全国66.3%；当年实际使用外资金额615.6亿美元，占全国96.5%；外商直接投资企业41849.6亿美元，占全国81.2%，分别比上年增长了44%、1.9%、、5.3%和41.9

2005年全部地级城市（不包括辖县）批发零售贸易业商品销售总额80033.8亿元，全年社会消费品零售额40922.1亿元，限额以上批发零售贸易企业数37740个，进口额（包括辖县）6589.5亿美元，出口额（包括辖县）7546.3亿美元，分别比上年增长了53.7%、26.9%、57.2%、18.6%和28.7%。

2005年是中国的红色旅游年，旅游业向着更高目标迈进的一年。在这一年里，中国旅游业依托国际国内良好的发展环境，入境旅游、国内旅游和出境旅游三大市场进一步繁荣，中外旅游交流合作不断进行，2005年全国接待海外游客12029.2全部地级城市（包括辖县，下同）接待海外游客6378.6万人，占全国53%；比上年增长36.4%。其中：外国人2966.4万人，港澳台同胞2230.3万人，旅游外汇收入251.8亿美元，分别比上年增长了28.3%、13.6、和12.3%。

五、城市固定资产投资创新高

2005年我国城市经济体制改革取得重大进展。我国国有企业改革不断深化，非公有制经济蓬勃发展，市场在资源配置中的基础性作用明显增强，社会保障制度初步形成，宏观调控体系进一步完善。在扩大内需的政策刺激下，我国城市投资市场继续保持繁荣和活跃的局面。全部地级城市2005年全社会固定资产投资总额51600.2亿元，比上年增长23.1%；其中：固定资产投资完成额（不含农村）44935.5亿元，房地产开发投资完成额13119.8亿元，住宅3875.9亿元，分别比上年增长21.3%、增固定资产28217.8亿元，比上年增长29.2%、18.8%、和20.7%。全年新

六、城市居民生活水平不断提高，各项社会事业协调健康发展

2005年，城镇居民收入及消费水平快速增长，生活质量明显提高。据2005年城镇居民家庭

· 23 ·

This table lists the cities in China and shows the population for each city as of the end of 2005. Based on this table, over 120 cities have a population of over 4 million.

二、2005年地级及以上城市统计资料

2-1 人　口

城　市 (City)	年末总人口(万人) (Population)		非农业人口		自然增长率(‰)	
	全　市	市辖区	全　市	市辖区	全　市	市辖区
城市合计	119040.03	36285.04	38185.65	22627.09	4.86	4.04
北京市	1180.70	1110.60	880.20	855.40	0.45	0.64
天津市	939.31	769.60	562.40	532.42	2.55	1.48
河北省	6864.65	1204.41	1835.66	956.59	6.59	5.96
石家庄市	927.30	224.15	367.57	224.15	7.27	5.98
唐山市	714.51	298.95	229.95	165.82	6.08	4.79
秦皇岛市	278.64	77.63	116.12	77.63	5.74	3.34
邯郸市	871.43	140.85	179.18	122.19	6.23	7.21
邢台市	675.08	57.87	137.55	56.36	4.40	6.41
保定市	1092.17	100.71	254.18	88.53	7.51	8.36
张家口市	450.29	86.54	130.55	70.93	4.56	3.20
承德市	361.28	45.14	87.13	34.34	6.09	4.71
沧州市	684.75	49.89	148.67	46.52	7.64	9.60
廊坊市	391.57	76.45	113.48	44.52	5.89	6.53
衡水市	417.63	45.23	71.28	25.60	9.91	9.79
山西省	3300.51	902.42	1025.66	584.92	3.73	5.48
太原市	340.39	263.04	238.93	216.20	6.74	6.40
大同市	299.49	143.82	135.96	110.51	7.83	5.03
阳泉市	125.88	65.64	63.41	51.59	1.57	3.94
长治市	316.42	67.68	89.13	52.62	0.08	4.28
晋城市	211.86	30.41	48.94	21.99	0.70	2.61
朔州市	145.68	59.77	35.29	17.30	3.67	7.81
晋中市	306.63	54.45	82.58	28.05	4.61	6.06
运城市	488.59	63.12	81.35	21.19	2.89	3.44
忻州市	297.89	51.62	61.95	17.86	6.93	5.62
临汾市	412.31	78.21	99.03	34.15	1.51	3.79
吕梁市	355.37	24.65	89.09	13.46	3.52	12.46
内蒙古自治区	2076.81	613.71	830.46	421.15	2.34	4.46
呼和浩特市	213.49	109.62	98.06	82.59	6.43	6.22
包头市	209.32	135.72	131.95	113.36	−0.19	1.65
乌海市	43.11	43.11	43.11	43.11	8.41	8.41
赤峰市	445.30	113.70	100.20	51.40	0.96	5.33
通辽市	309.34	80.52	107.52	43.28	0.22	2.90
鄂尔多斯市	137.86	23.06	45.00	16.23	6.03	5.28
呼伦贝尔市	270.00	25.65	178.12	23.29	1.86	0.89
巴彦淖尔市	175.87	53.26	60.70	24.29	2.26	4.77
乌兰察布市	272.52	29.07	65.80	23.60	3.41	5.59

· 29 ·

2006 中国城市统计年鉴

2—1续表1

城　市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全　市	市辖区	全　市	市辖区	全　市	市辖区
辽宁省	**4189.21**	**1803.56**	**2029.74**	**1487.45**	**2.02**	**-0.31**
沈阳市	698.57	495.89	450.37	410.12	0.89	-1.45
大连市	565.33	281.11	317.44	240.73	1.26	-0.94
鞍山市	347.64	146.17	175.96	129.30	1.43	-2.37
抚顺市	224.39	140.63	148.73	126.46	-1.18	-2.65
本溪市	156.40	96.20	104.90	84.70	0.32	-0.58
丹东市	242.39	75.19	100.78	59.79	0.86	-0.81
锦州市	308.32	87.55	116.67	72.15	3.09	2.07
营口市	230.53	86.28	102.85	65.14	2.24	1.07
阜新市	192.68	78.18	86.06	69.18	2.05	-0.63
辽阳市	182.01	71.53	79.09	59.74	1.65	-0.91
盘锦市	125.94	57.70	77.85	51.91	4.47	4.11
铁岭市	302.55	43.91	95.52	34.25	3.03	2.65
朝阳市	338.74	48.91	91.20	32.98	5.64	6.59
葫芦岛市	273.72	94.31	82.32	51.00	3.92	4.42
吉林省	**2451.88**	**807.06**	**1065.52**	**592.73**	**3.21**	**1.62**
长春市	731.50	337.22	321.07	245.59	2.41	1.06
吉林市	428.45	179.87	211.08	126.39	2.64	0.87
四平市	331.89	60.03	130.45	54.41	4.80	3.07
辽源市	123.37	47.86	55.69	38.78	3.31	1.61
通化市	226.31	45.62	104.42	39.74	3.88	0.96
白山市	130.30	33.65	87.86	26.95	2.09	2.84
松原市	277.46	51.89	74.02	31.92	4.60	5.60
白城市	201.60	50.92	80.93	28.95	2.68	2.07
黑龙江省	**3712.62**	**1272.17**	**1790.79**	**976.69**	**2.04**	**1.61**
哈尔滨市	974.84	398.96	469.49	307.53	1.79	-0.03
齐齐哈尔市	556.99	142.04	202.30	111.51	5.84	0.35
鸡西市	191.38	89.76	121.51	74.05	1.48	1.18
鹤岗市	109.88	68.46	88.55	61.19	2.46	1.99
双鸭山市	150.22	49.95	90.88	45.34	4.49	1.91
大庆市	264.38	122.33	127.07	96.54	4.67	3.03
伊春市	128.79	82.13	110.36	78.61	0.60	-0.93
佳木斯市	245.03	81.93	122.44	59.93	3.43	1.89
七台河市	88.43	51.49	48.90	35.23	5.36	6.89
牡丹江市	266.30	78.14	147.09	64.92	-2.49	1.12
黑河市	174.60	19.00	111.81	13.00	4.13	2.46
绥化市	561.78	87.98	150.39	28.84	-2.35	8.34

• 30 •

二、2005年地级及以上城市统计资料

2—1续表2

城　市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全　市	市辖区	全　市	市辖区	全　市	市辖区
上海市	**1360.26**	**1290.14**	**1148.94**	**1128.37**	**−1.46**	**−1.39**
江苏省	**7252.88**	**2383.48**	**3092.08**	**1640.56**	**3.28**	**3.31**
南京市	595.80	513.39	435.30	410.53	2.31	2.10
无锡市	452.84	228.49	315.61	209.53	0.66	0.81
徐州市	925.31	179.88	315.85	149.63	5.12	2.45
常州市	351.63	220.77	160.56	110.38	2.11	1.69
苏州市	607.31	225.11	309.71	141.62	1.17	2.72
南通市	770.86	85.36	247.16	85.33	−1.08	0.42
连云港市	472.18	70.17	218.26	59.45	7.61	8.00
淮安市	527.77	273.21	170.59	111.37	6.59	7.57
盐城市	798.67	152.00	285.84	76.53	3.76	5.32
扬州市	456.31	115.65	173.60	76.14	3.80	3.31
镇江市	267.61	102.00	115.46	68.13	2.09	1.92
泰州市	502.05	63.38	136.52	32.75	1.59	3.61
宿迁市	524.54	154.07	207.62	109.17	6.87	5.99
浙江省	**4602.10**	**1443.49**	**1266.81**	**672.45**	**4.09**	**3.16**
杭州市	660.45	409.52	297.54	245.56	3.30	3.11
宁波市	556.70	213.41	182.61	121.43	2.07	2.18
温州市	750.28	139.02	152.61	63.36	6.87	5.98
嘉兴市	334.33	80.83	112.20	36.32	−0.12	−0.02
湖州市	257.58	108.01	77.81	40.16	0.86	−0.74
绍兴市	435.09	64.84	126.71	45.90	1.97	2.97
金华市	454.13	92.16	99.10	31.36	5.76	4.73
衢州市	245.57	80.46	42.98	19.47	4.80	4.66
舟山市	96.73	69.11	34.91	26.67	−0.20	0.63
台州市	559.85	148.75	98.32	29.53	7.11	5.67
丽水市	251.39	37.38	42.02	12.69	6.14	5.06
安徽省	**6515.53**	**1783.19**	**1368.51**	**798.85**	**5.88**	**5.83**
合肥市	455.70	175.31	184.91	150.28	4.19	4.83
芜湖市	226.88	72.79	95.41	72.79	4.32	2.62
蚌埠市	349.33	90.47	92.71	62.39	6.53	3.63
淮南市	235.78	163.61	106.66	93.22	6.36	6.12
马鞍山市	125.64	60.99	59.17	49.43	4.51	3.94
淮北市	210.52	92.32	83.07	67.42	4.82	7.06
铜陵市	72.22	42.76	39.67	35.22	4.12	4.01
安庆市	605.55	73.04	102.35	45.34	2.61	4.23
黄山市	146.94	42.07	33.61	18.23	3.74	3.16
滁州市	435.62	51.35	93.64	23.14	5.57	6.14
阜阳市	932.76	187.24	106.82	42.90	8.40	7.73
宿州市	604.52	174.70	73.67	38.20	6.51	6.56

· 31 ·

2006 中国城市统计年鉴

2-1续表3

城　市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全　市	市辖区	全　市	市辖区	全　市	市辖区
巢湖市	453.06	86.13	69.85	21.02	4.36	6.25
六安市	681.00	179.20	99.30	32.25	8.00	6.60
亳州市	550.14	143.37	54.73	17.93	7.27	6.78
池州市	156.31	63.83	26.00	13.20	5.19	6.49
宣城市	273.56	84.01	46.94	15.89	4.34	6.04
福建省	**3384.95**	**853.11**	**1061.87**	**466.46**	**5.91**	**5.77**
福州市	614.83	176.11	221.92	145.76	5.48	4.41
厦门市	153.22	153.22	96.18	96.18	5.47	5.47
莆田市	304.81	203.76	58.75	39.80	7.20	7.57
三明市	268.13	28.42	82.82	21.11	6.58	5.11
泉州市	667.66	100.33	192.26	61.11	5.37	5.10
漳州市	457.37	53.36	129.60	33.82	5.45	5.61
南平市	305.07	48.78	102.71	26.35	7.17	5.67
龙岩市	286.83	46.73	84.99	30.53	5.51	5.70
宁德市	327.03	42.40	92.64	11.80	6.11	6.41
江西省	**4389.66**	**853.15**	**1154.04**	**469.56**	**9.50**	**8.72**
南昌市	475.17	215.52	219.94	166.79	13.30	11.52
景德镇市	150.82	43.97	59.84	35.70	3.41	3.18
萍乡市	179.67	81.82	53.38	41.60	3.58	3.90
九江市	466.20	59.17	122.83	46.28	12.71	5.75
新余市	110.72	79.85	39.08	31.19	3.96	6.16
鹰潭市	111.15	19.26	32.43	13.24	10.37	19.63
赣州市	845.69	59.91	169.35	36.19	10.94	5.69
吉安市	464.76	51.17	102.23	23.30	10.48	8.37
宜春市	528.17	100.10	136.22	24.86	7.67	7.96
抚州市	381.31	105.16	97.08	30.15	9.25	13.03
上饶市	676.00	37.22	121.66	20.26	7.44	9.40
山东省	**9212.45**	**2630.81**	**3146.89**	**1670.41**	**4.32**	**4.36**
济南市	597.44	347.87	330.26	272.64	3.76	3.37
青岛市	740.91	265.43	446.94	265.43	3.70	1.72
淄博市	416.77	275.56	169.15	142.66	3.85	3.83
枣庄市	367.27	209.39	113.32	76.29	4.46	4.92
东营市	180.50	81.43	76.75	62.84	5.05	5.76
烟台市	647.78	176.26	296.81	125.81	0.76	1.59
潍坊市	852.20	145.20	323.11	97.53	4.01	5.80
济宁市	805.78	107.03	210.37	54.24	5.29	7.54
泰安市	550.78	160.61	157.16	59.82	4.35	3.87
威海市	249.09	60.65	117.74	45.22	1.36	4.23
日照市	281.71	120.63	95.40	58.06	[illegible]	5.76
莱芜市	124.38	124.38	[illegible]	[illegible]	[illegible]	2.31

· 32 ·

二、2005年地级及以上城市统计资料

2—1续表4

城市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全市	市辖区	全市	市辖区	全市	市辖区
临沂市	1018.63	193.19	200.47	138.92	5.09	6.58
德州市	552.63	58.36	145.42	40.91	6.58	6.37
聊城市	569.50	102.41	163.70	58.90	4.67	5.71
滨州市	371.25	62.80	78.70	43.81	5.30	5.43
菏泽市	885.83	139.61	172.13	67.89	6.03	6.55
河南省	**9943.45**	**1732.79**	**2105.87**	**1035.96**	**6.55**	**6.60**
郑州市	679.70	255.55	273.12	188.32	7.59	6.97
开封市	487.67	82.89	95.08	59.13	5.92	4.28
洛阳市	653.37	149.71	175.75	106.51	7.37	5.59
平顶山市	499.25	95.29	121.50	72.76	6.36	6.76
安阳市	547.18	103.17	118.52	67.92	4.62	3.33
鹤壁市	150.50	52.81	47.46	34.97	6.53	3.77
新乡市	569.20	87.78	130.79	59.49	6.74	7.16
焦作市	352.03	81.12	104.28	63.77	5.30	6.83
濮阳市	372.01	53.51	69.22	38.68	5.74	11.00
许昌市	458.04	39.16	102.33	39.16	4.42	6.78
漯河市	261.60	130.52	62.20	43.63	6.24	10.74
三门峡市	222.48	28.50	65.59	22.05	4.74	5.02
南阳市	1079.14	172.58	165.82	52.76	9.36	10.31
商丘市	855.59	159.50	151.65	84.85	4.68	3.62
信阳市	803.79	137.88	132.54	43.94	6.17	4.19
周口市	1112.51	42.55	128.56	23.16	7.66	6.26
驻马店市	839.39	60.27	100.46	24.86	6.45	8.11
湖北省	**5171.57**	**1880.15**	**1699.75**	**1015.41**	**2.78**	**3.27**
武汉市	801.36	801.36	503.10	503.10	2.83	2.83
黄石市	252.13	63.20	88.92	58.14	1.92	2.54
十堰市	343.68	51.61	98.37	46.76	3.96	7.04
宜昌市	398.78	122.23	130.48	69.46	0.79	1.62
襄樊市	577.22	217.31	217.67	94.59	3.66	3.73
鄂州市	104.32	104.32	36.96	36.96	5.18	5.18
荆门市	291.07	64.59	79.40	32.47	2.42	2.59
孝感市	506.01	89.30	95.24	26.18	3.74	4.16
荆州市	641.30	111.20	156.90	63.60	2.79	4.42
黄冈市	726.30	37.19	163.02	23.00	1.24	5.45
咸宁市	276.72	56.57	77.69	24.15	5.32	6.71
随州市	252.68	161.27	52.00	37.00	2.22	1.23
湖南省	**6440.41**	**1187.01**	**1667.32**	**742.75**	**5.06**	**4.87**
长沙市	620.92	208.65	218.07	173.19	3.99	4.23
株洲市	372.23	78.88	102.57	60.26	5.76	4.84
湘潭市	284.10	71.78	80.22	57.64	3.32	3.50

· 33 ·

2006 中国城市统计年鉴

2—1续表5

城市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全市	市辖区	全市	市辖区	全市	市辖区
衡阳市	722.61	96.36	244.24	95.71	5.11	4.50
邵阳市	744.00	66.57	123.02	38.65	5.82	7.69
岳阳市	531.82	95.43	196.00	85.58	4.64	5.18
常德市	602.42	137.98	137.72	48.57	2.60	2.50
张家界市	160.12	48.19	27.69	14.38	7.96	7.74
益阳市	460.60	129.82	80.59	33.12	7.17	4.95
郴州市	460.88	65.32	169.42	41.45	5.53	4.78
永州市	574.86	107.40	85.45	28.74	3.94	5.43
怀化市	498.37	38.75	95.06	23.59	5.50	7.26
娄底市	407.48	41.88	105.27	41.87	6.93	6.82
广东省	**8393.34**	**3532.89**	**3847.06**	**2669.98**	**6.59**	**4.71**
广州市	750.53	617.28	517.23	482.55	3.18	2.73
韶关市	318.66	90.71	126.10	60.31	5.77	5.64
深圳市	181.93	181.93	181.93	181.93	11.92	11.92
珠海市	89.60	89.60	89.60	89.60	7.35	7.35
汕头市	491.29	484.05	486.78	484.05	5.48	5.55
佛山市	354.48	354.48			4.58	4.58
江门市	386.24	133.83	218.82	133.83	2.76	3.47
湛江市	718.05	145.08	192.11	77.51	9.47	7.46
茂名市	679.33	121.35	261.35	121.35	10.10	9.72
肇庆市	396.48	48.39	110.98	48.39	5.47	5.97
惠州市	297.58	114.47	166.53	114.47	5.28	5.54
梅州市	498.91	30.74	121.58	23.60	4.81	2.33
汕尾市	315.36	47.66	158.82	47.66	9.89	7.80
河源市	337.36	29.05	87.35	29.05	13.29	12.62
阳江市	264.15	63.50	103.01	63.50	6.12	6.91
清远市	393.44	54.44	112.65	54.44	4.41	5.12
东莞市	656.07	656.07	459.45	459.45	1.49	1.49
中山市	140.82	140.82	72.11	72.11	4.34	4.34
潮州市	250.42	34.36	70.97	31.10	4.59	2.44
揭阳市	609.28	66.61	211.34	66.61	12.79	5.13
云浮市	253.36	28.47	98.35	28.47	5.87	3.56
广西壮族自治区	**4894.18**	**1254.24**	**909.52**	**468.90**	**7.72**	**7.95**
南宁市	659.54	249.67	177.32	127.73	8.45	7.75
柳州市	356.66	98.65	123.59	87.16	9.46	5.52
桂林市	495.11	73.48	113.65	57.38	5.65	3.92
梧州市	305.43	48.63	60.68	28.15	9.77	6.49
北海市	149.24	55.79	45.08	26.46	8.27	9.58
防城港市	79.82	48.71	21.09	13.57	8.90	10.02
钦州市	341.10	122.08	38.30	19.67	13.00	9.94

· 34 ·

二、2005年地级及以上城市统计资料

2—1续表6

城　　市	年末总人口(万人)		非农业人口		自然增长率(‰)	
	全　市	市辖区	全　市	市辖区	全　市	市辖区
贵港市	470.37	175.02	51.74	24.12	7.50	9.92
玉林市	592.43	89.73	68.80	20.93	4.41	1.80
百色市	373.78	33.25	47.17	12.56	4.86	5.21
贺州市	210.47	93.14	29.92	15.27	8.06	3.88
河池市	382.78	31.31	56.99	11.37	6.31	5.21
来宾市	246.80	100.79	36.66	15.81	12.14	18.29
崇左市	230.65	33.99	38.58	8.72	7.07	6.26
海南省	**198.49**	**198.49**	**112.11**	**112.11**	**9.57**	**9.57**
海口市	147.30	147.30	86.49	86.49	9.82	9.82
三亚市	51.19	51.19	25.62	25.62	8.84	8.84
重庆市	**3169.16**	**1029.77**	**817.27**	**477.60**	**3.30**	**3.32**
四川省	**8036.95**	**2287.91**	**1926.40**	**996.10**	**4.02**	**3.71**
成都市	1082.03	482.07	543.93	388.20	1.64	2.55
自贡市	317.28	147.00	92.67	59.69	4.77	3.46
攀枝花市	107.98	67.79	58.00	52.45	6.54	5.95
泸州市	479.63	141.32	82.51	44.40	13.06	7.23
德阳市	382.41	63.94	81.75	30.37	0.58	1.39
绵阳市	530.71	114.50	126.30	59.40	1.31	1.17
广元市	304.26	90.60	60.42	30.06	3.36	2.67
遂宁市	374.58	145.81	72.10	34.77	3.32	3.57
内江市	420.32	138.61	80.03	34.05	5.41	6.68
乐山市	347.90	113.81	86.74	44.05	2.38	−0.32
南充市	728.94	188.66	143.88	57.55	3.28	4.82
眉山市	340.74	82.51	79.66	27.57	3.34	1.12
宜宾市	519.19	78.30	90.44	34.39	3.66	3.09
广安市	454.55	123.31	64.48	21.20	3.28	2.17
达州市	640.24	39.14	106.72	22.60	6.48	9.04
雅安市	154.32	34.30	33.24	14.16	7.19	7.97
巴中市	362.96	129.59	59.60	22.68	3.94	4.99
资阳市	488.91	106.65	63.93	18.50	4.40	6.17
贵州省	**1630.25**	**412.34**	**385.60**	**238.99**	**5.74**	**5.62**
贵阳市	350.66	208.32	171.79	147.59	3.91	4.15
六盘水市	297.17	44.30	65.29	28.90	8.85	20.53
遵义市	725.54	81.71	108.78	41.18	5.18	3.61
安顺市	256.88	80.01	39.74	21.32	6.20	3.21
云南省	**2666.12**	**561.52**	**462.43**	**251.53**	**5.66**	**5.35**
昆明市	508.47	229.88	211.21	170.02	6.79	5.22
曲靖市	587.45	65.06	73.29	23.91	7.76	7.15
玉溪市	209.16	40.29	39.98	13.51	6.15	7.12
保山市	242.49	85.84	25.77	12.16	5.91	4.67

· 35 ·

人 口

4-1 人 口 数 及 构 成

Population and Its Composition

本表各年人口未包括香港、澳门特别行政区和台湾省的人口数据。

Data in this table exclude the population of Hong Kong SAR, Macao SAR and Taiwan Province.

单位：万人 (10 000 persons)

年 份 Year	年底人口数 Total Population (year-end)	按性别分 By Sex 男 Male 人口数 Population	 比重 (%) Proportion	 女 Female 人口数 Population	 比重 (%) Proportion	按城乡分 By Residence 城镇 Urban 人口数 Population	 比重 (%) Proportion	 乡村 Rural 人口数 Population	 比重 (%) Proportion
1978	96259	49567	51.49	46692	48.51	17245	17.92	79014	82.08
1980	98705	50785	51.45	47920	48.55	19140	19.39	79565	80.61
1985	105851	54725	51.70	51126	48.30	25094	23.71	80757	76.29
1989	112704	58099	51.55	54605	48.45	29540	26.21	83164	73.79
1990	114333	58904	51.52	55429	48.48	30195	26.41	84138	73.59
1991	115823	59466	51.34	56357	48.66	31203	26.94	84620	73.06
1992	117171	59811	51.05	57360	48.95	32175	27.46	84996	72.54
1993	118517	60472	51.02	58045	48.98	33173	27.99	85344	72.01
1994	119850	61246	51.10	58604	48.90	34169	28.51	85681	71.49
1995	121121	61808	51.03	59313	48.97	35174	29.04	85947	70.96
1996	122389	62200	50.82	60189	49.18	37304	30.48	85085	69.52
1997	123626	63131	51.07	60495	48.93	39449	31.91	84177	68.09
1998	124761	63940	51.25	60821	48.75	41608	33.35	83153	66.65
1999	125786	64692	51.43	61094	48.57	43748	34.78	82038	65.22
2000	126743	65437	51.63	61306	48.37	45906	36.22	80837	63.78
2001	127627	65672	51.46	61955	48.54	48064	37.66	79563	62.34
2002	128453	66115	51.47	62338	48.53	50212	39.09	78241	60.91
2003	129227	66556	51.50	62671	48.50	52376	40.53	76851	59.47
2004	129988	66976	51.52	63012	48.48	54283	41.76	75705	58.24
2005	130756	67375	51.53	63381	48.47	56212	42.99	74544	57.01

注：1.1982年以前数据为户籍统计数；1982—1989年数据根据1990年人口普查数据有所调整；1990—2000年数据根据2000年人口普查数据进行了调整；2001—2004年数据为人口变动情况抽样调查推算数；2005年数据根据全国1%人口抽样调查数据推算(下表同)。

2.年底人口数和按性别分人口中包括中国人民解放军现役军人，按城乡分人口中现役军人计入城镇人口。

a) Data before 1982 were taken from the annual reports of the Ministry of Public Security. Data in 1982-1989 were adjusted on the basis of the 1990 national population census. Data in 1990-2000 were adjusted on the basis of the estimated on the basis of the 2000 national population census. Data in 2001-2004 have been estimated on the basis of the annual national sample surveys on population changes. Data in 2005 are estimated on the national 1% sample survey on population. (the next table is the same).

b) Total population and population by sex include the military personnel of Chinese People's Liberation Army, the military personnel are classified as urban population in the item of population by residence.

4-2 人口出生率、死亡率和自然增长率

Birth Rate, Death Rate and Natural Growth Rate of Population

单位：‰ (‰)

年 份 Year	出生率 Birth Rate	死亡率 Death Rate	自然增长率 Natural Growth Rate	年 份 Year	出生率 Birth Rate	死亡率 Death Rate	自然增长率 Natural Growth Rate
1978	18.25	6.25	12.00	1993	18.09	6.64	11.45
1980	18.21	6.34	11.87	1994	17.70	6.49	11.21
1981	20.91	6.36	14.55	1995	17.12	6.57	10.55
1982	22.28	6.60	15.68	1996	16.98	6.56	10.42
1983	20.19	6.90	13.29	1997	16.57	6.51	10.06
1984	19.90	6.82	13.08	1998	15.64	6.50	9.14
1985	21.04	6.78	14.26	1999	14.64	6.46	8.18
1986	22.43	6.86	15.57	2000	14.03	6.45	7.58
1987	23.33	6.72	16.61	2001	13.38	6.43	6.95
1988	22.37	6.64	15.73	2002	12.86	6.41	6.45
1989	21.58	6.54	15.04	2003	12.41	6.40	6.01
1990	21.06	6.67	14.39	2004	12.29	6.42	5.87
1991	19.68	6.70	12.98	2005	12.40	6.51	5.89
1992	18.24	6.64	11.60				

99

价格指数

9-5 居民消费价格指数和商品零售价格指数

Consumer Price Indices and Retail Price Indices

(上年=100) (preceding year=100)

年份 Year / 地区 Region	居民消费价格指数 Consumer Price Index			商品零售价格指数 Retail Price Index		
	全省(区、市) Province	城市 Urban Areas	农村 Rural Areas	全省(区、市) Province	城市 Urban Areas	农村 Rural Areas
1994	124.1	125.0	123.4	121.7	120.9	122.9
1995	117.1	116.8	117.5	114.8	113.5	116.4
1996	108.3	108.8	107.9	106.1	105.8	106.4
1997	102.8	103.1	102.5	100.8	100.8	100.7
1998	99.2	99.4	99.0	97.4	97.4	97.6
1999	98.6	98.7	98.5	97.0	97.0	97.1
2000	100.4	100.8	99.9	98.5	98.5	98.5
2001	100.7	100.7	100.8	99.2	98.9	99.6
2002	99.2	99.0	99.6	98.7	98.5	99.1
2003	101.2	100.9	101.6	99.9	99.6	100.5
2004	103.9	103.3	104.8	102.8	102.1	104.2
2005	101.8	101.6	102.2	100.8	100.5	101.4
北京 Beijing	101.5	101.5		99.7	99.7	
天津 Tianjin	101.5	101.5		99.9	99.9	
河北 Hebei	101.8	101.4	102.2	101.1	101.0	101.2
山西 Shanxi	102.3	101.7	103.7	100.3	100.0	100.7
内蒙古 Inner Mongolia	102.4	102.0	103.3	101.5	101.5	101.4
辽宁 Liaoning	101.4	100.8	104.0	100.1	100.0	100.9
吉林 Jilin	101.5	101.4	101.9	101.1	101.0	101.5
黑龙江 Heilongjiang	101.2	100.8	102.3	100.4	99.7	102.3
上海 Shanghai	101.0	101.0		99.4	99.4	
江苏 Jiangsu	102.1	102.0	102.4	100.3	100.0	101.1
浙江 Zhejiang	101.3	101.5	101.2	100.9	101.0	100.7
安徽 Anhui	101.4	101.0	101.9	100.6	100.0	101.1
福建 Fujian	102.2	101.9	102.8	100.6	100.3	101.0
江西 Jiangxi	101.7	101.5	102.2	100.9	100.3	101.4
山东 Shandong	101.7	101.1	102.4	100.6	100.4	101.2
河南 Henan	102.1	102.1	102.1	101.7	101.8	101.6
湖北 Hubei	102.9	102.7	103.3	102.1	101.9	102.4
湖南 Hunan	102.3	102.1	102.8	102.3	101.6	103.0
广东 Guangdong	102.3	102.0	102.7	101.8	101.5	102.2
广西 Guangxi	102.4	103.0	101.6	101.1	101.3	101.0
海南 Hainan	101.5	101.3	101.7	100.9	100.4	101.5
重庆 Chongqing	100.8	100.8		98.7	98.7	
四川 Sichuan	101.7	101.7	101.6	100.6	100.1	101.0
贵州 Guizhou	101.0	100.6	102.1	101.3	100.3	102.8
云南 Yunnan	101.4	101.7	101.0	100.1	100.4	99.8
西藏 Tibet	101.5	101.5	100.9	100.8	100.8	100.4
陕西 Shaanxi	101.2	100.9	101.8	100.1	99.8	100.8
甘肃 Gansu	101.7	101.2	103.0	99.9	99.5	100.6
青海 Qinghai	100.8	99.7	103.1	100.7	100.6	101.0
宁夏 Ningxia	101.5	101.6	101.2	100.4	100.5	100.1
新疆 Xinjiang	100.7	100.6	101.2	99.4	99.5	99.3

315

Domestic Trade

17-3 社会消费品零售总额

Retail Sale of Consumer Goods

单位：亿元 (100 million yuan)

年份 Year / 地区 Region		社会消费品零售总额 Total Retail Sales of Consumer Goods	按销售单位所在地分 By Location			按行业分 By Sector		
			市 City (Urban)	县 County	县以下 Under County Level (Rural)	批发和零售业 Wholesale and Retail Trades	餐饮业 Catering Services	其他行业 Others
	1978	1558.6	505.2	380.4	673.0	1363.7	54.8	140.1
	1980	2140.0	733.6	399.4	1007.0	1768.0	80.0	292.0
	1985	4305.0	1874.5	737.2	1693.3	3272.2	196.9	835.9
	1989	8101.4	3666.8	1329.5	3105.1	6009.5	405.1	1686.8
	1990	8300.1	3888.6	1337.4	3074.1	6127.4	419.8	1752.9
	1991	9415.6	4529.8	1491.2	3394.6	6903.9	492.0	2019.7
	1992	10993.7	5470.3	1689.8	3833.6	7922.2	589.7	2481.8
	1993	14270.4	7138.1	2090.1	5042.2	10892.8	817.8	2559.8
	1994	18622.9	9387.8	2558.7	6676.4	14903.4	1201.4	2518.1
	1995	23613.8	12979.4	3366.3	7268.1	19454.3	1614.7	2544.8
	1996	28360.2	16199.2	3759.7	8401.3	23747.5	2070.0	2542.7
	1997	31252.9	18499.5	4011.6	8741.8	26169.9	2488.2	2594.8
	1998	33378.1	20294.1	4220.2	8863.8	27859.2	2878.8	2640.1
	1999	35647.9	22201.8	4460.8	8985.3	29708.8	3270.3	2668.8
	2000	39105.7	24555.2	4831.1	9719.4	32697.3	3836.1	2572.3
	2001	43055.4	27379.1	5251.4	10424.9	36014.8	4465.2	2575.4
	2002	48135.9	31376.5	5566.5	11192.9	40926.6	5547.1	1662.2
	2003	52516.3	34608.3	6011.8	11896.2	44659.4	6191.4	1665.5
	2004	59501.0	39695.7	6636.0	13169.3	50256.8	7550.4	1693.8
	2005	67176.6	45094.3	7485.4	14596.9	56589.2	8886.8	1700.6
北京	Beijing	2902.8	2459.7	59.4	383.7	2529.4	268.0	105.4
天津	Tianjin	1190.1	1113.0	42.2	34.9	958.4	159.5	72.2
河北	Hebei	2952.9	1398.8	588.4	965.7	2535.2	354.3	63.4
山西	Shanxi	1401.2	902.8	262.3	236.1	1187.4	163.3	50.5
内蒙古	Inner Mongolia	1344.1	903.4	275.9	164.8	1071.7	229.6	42.8
辽宁	Liaoning	2999.0	2523.8	145.5	329.7	2479.2	453.1	66.7
吉林	Jilin	1460.8	1140.7	106.7	213.4	1238.6	217.1	5.1
黑龙江	Heilongjiang	1760.1	1323.0	226.4	210.7	1518.0	204.2	37.9
上海	Shanghai	2973.0	2588.9	21.3	362.8	2611.3	350.3	11.4
江苏	Jiangsu	5699.9	4126.2	327.2	1246.5	4964.8	629.1	106.0
浙江	Zhejiang	4631.7	3046.7	460.6	1124.4	4020.8	533.2	77.7
安徽	Anhui	1765.0	941.2	360.6	463.2	1497.1	240.7	27.2
福建	Fujian	2345.8	1479.4	272.9	593.5	2011.9	286.8	47.1
江西	Jiangxi	1236.2	651.7	271.4	313.1	1096.5	123.3	16.4
山东	Shandong	6126.4	4004.5	605.9	1516.0	5116.7	753.0	256.7
河南	Henan	3358.4	1805.2	657.4	895.8	2780.4	497.5	80.5
湖北	Hubei	2964.6	2057.3	279.1	628.2	2402.4	386.6	175.6
湖南	Hunan	2459.1	1371.4	453.6	634.1	2104.5	317.4	37.2
广东	Guangdong	7882.6	5617.9	332.7	1932.0	6575.3	1174.3	133.0
广西	Guangxi	1397.0	819.2	245.3	332.5	1203.7	166.5	26.8
海南	Hainan	268.6	190.7	19.7	58.2	210.9	46.1	11.6
重庆	Chongqing	1215.8	714.8	163.0	338.0	1042.6	162.0	11.2
四川	Sichuan	2981.4	1446.9	525.9	1008.6	2337.6	545.6	98.2
贵州	Guizhou	606.9	362.7	115.8	128.4	531.8	64.7	10.4
云南	Yunnan	1034.4	564.5	239.3	230.6	823.8	155.5	55.1
西藏	Tibet	73.1	33.0	30.8	9.3	57.9	11.2	4.0
陕西	Shaanxi	1322.4	867.0	233.1	222.3	1151.5	144.3	26.6
甘肃	Gansu	632.8	413.3	99.7	119.8	512.1	99.8	20.9
青海	Qinghai	160.5	105.6	36.4	18.5	132.1	24.4	4.0
宁夏	Ningxia	174.3	131.2	19.6	23.5	141.2	30.0	3.1
新疆	Xinjiang	637.8	442.4	95.3	100.1	509.8	90.6	37.4

注：1.1992年及以前为社会商品零售总额。
2.1993年及以后社会消费品零售总额是根据第一次经济普查结果调整的数据。
3.各地区相加不等于全国总计，原因是全国数据进行了修正。

a) Figures before 1992 refer to retail sales of commodities.
b) Data of total retail sales of consumer goods in 1993 and after are adjusted according to the First National Economic Census results.
c) The sum of provincial figures do not add up to the national total, as the national total was adjusted.

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The Gem & Jewellery Export Promotion Council
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Date: 16th September 2005 through 25th September 2005

Places Visited : Shenzhen, Panyu, Wuzhou & Shanghai at China & Hong Kong

- Background & Composition of the Delegation
- Acknowledgement
- Day wise Proceedings
- Review on China Gem & Jewellery Market
- Observations
- Recommendation
- Other Useful Information

Background & Composition of the Delegation

The only thing that is constant, according to some great thinkers and doers, is the philosophy of the constancy of change, a paradox that is vital to the evolution of better thoughts, people, and of course, Nations. This is the philosophy that China woke up to. Tiananmen Square changed faces, from a center of protest to a polished tourist attraction, comrades who were up in arms against all forms of economic liberation became active enthusiasts of the change theory -And the world saw the Emergence of China as an unstoppable force, strong enough to tilt balances and powerful enough to capture the world market.

The recent revaluation of "Yuan" after nearly a long eleven-year gap and the paradigm shift from a system of fixed exchange rate to a system of managed float, China has finally broken free from the shackles that arrested its progress. This was a step that told the world in straight terms that China was here in business and here to stay, a sort of a wake up call that "borders are out, business is in."

Despite differences that go back decades, India & China, now caught up in the fresh waves of generating excellence in all new ventures, are slowly extending the hand of friendship. Together, they probably form the most important hubs of economic activity in the world. China now serves investment paradise for most asset management and infrastructure companies from India, thanks to the seven-fold increase in trade between the two countries over the last five years. The Chinese market has a large share of every manufacturing sector, automobiles, telecom, and steel, to name a few. Statistics reveal that India's exports into China are more than China's into India. As it's fondly referred to, China is an "economic powerhouse" fast becoming the country with the world's second largest foreign exchange reserves. It is surprising to note that 400 of the Fortune 500 companies are either investing or manufacturing in China, which indicates that China has finally opened its doors and with it, the economic policies.

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The Gem & Jewellery Export Promotion Council Page 8 of 14

leading in cutting and polishing diamonds a need for a similar structured and organized exchange was the need of the hour. (The procedure and membership details are attached in the report). Mr. Lin Qiang, President, Shanghai Diamond Exchange met the delegates and said that he had been meeting a lot of delegations from India that showed keen interest towards both countries working together in developing this industry. He welcomed the delegates and highlighted the working of the exchange. Few questions/queries raised by the Indian Delegates were answered by him. He also said that he would be in India during the Diamond Conference in November 2005 and was looking forward for more interaction in the future. The delegation was guided through the whole exchange building and we also interacted with members of the exchange.

On the same afternoon, the Shanghai Gold & Jewellery Trade Association organized for a meeting with the delegates along with top officials of the trade association and other trade related bodies. Mr. Naresh Mehta took this opportunity to make a presentation on the mission of the delegation and to share insights on the Indian industry with the members of the Association/Press/Media. Mr. Vawna, Consul, Consulate General of India also participated in the meeting. During the presentation "India Your First Choice" was screened for the benefit of the members, which evoked appreciation from the members. Mr. Mehta explained about the need for cooperation between the two countries in this Industry and assured them of all coordination from the Indian side. He also invited them to participate / visit IIJS 2006 to know more about the Indian Industry. He thanked the Trade Members/Press and others for the warm welcome given to the delegates and for the useful interaction with their members.

The delegation left Shanghai for Hong Kong the same evening and arrived in Hong Kong after a 2-hour flight.

Hong Kong (24th and 25th September 2005)

HONG KONG

The delegates from Wuzhou (4 from synthetic stones) who had stayed back joined the others at Hong Kong Panda Hotel as per schedule. The delegates visited the Hong Kong Jewellery & Watch Fair 2005 at the Hong Kong Convention Center. The delegates had meeting during the day with the following associations in Hong Kong as part of the schedule to interact with the trade and to know more about the industry operations in Hong Kong. The schedule and list of contact persons is enclosed for reference.

- The Hong Kong Jewellery Manufacturers Association & the Gemological Association of Hong Kong Ltd
- The Diamond Federation of Hong Kong
- The Hong Kong & Kowloon Jade Merchants Union Association
- Hong Kong Gemstones Manufacturers Association
- Hong Kong Jewellery & Jade Manufacturers Association

The delegation was invited for the 40th Anniversary Charity Banquet organized by the Council of Management of Hong Kong Jewellery & Jade Manufacturers Association at the Grand Hyatt Hotel. The delegates were given a warm welcome at the banquet by the Association President Mr. Charles Chan and the delegates made a lot of useful contacts during the dinner.

The next day the Mumbai Group left for India, a few others visited the Fair again and later left for India.

Review on China Gem & Jewellery Market

One-Stop Window To Chinese Jewelry World

China is definitely emerging as India's arch rival and the Indian Market has to wake up and compete healthily to enjoy its dominant position in the world's cut and polished diamond market.

According to many experts, China will become the World's leading jewellery consumer and processor by 2010 spurred by its growing power tariff cuts and the liberalization of the market. China's jewellery market has been growing annually at over 8% from the 1980s and it has become one of the few countries exceeding US $10 billion in domestic consumption. In 2001, China's domestic market for Jewellery posted a record high of 80 billion Yuan (US$9.64 billion) while exporting US$2.53 billion in jewellery. In 2002, gold consumption reached roughly 250 tons, making China the fourth largest country in gold jewellery consumption. In platinum consumption, China has overtaken Japan as the market leader. Presently, over 52 percent of Platinum Jewellery in the world is made in China. China also occupies 1.8% of the world's diamond market share. Annual sales of pearl and precious stones amount to 20 billion Yuan (US$24 billion). With an average growth of over 6%, China's jewellery market is predicted to surpass 180 billion Yuan (US$21.7 billion) in 2010, accounting for 10% of the world's market.

A comparison of statistics of the diamond industry of the two countries reveals that China still has a long way to go while India processes 120 million carats of diamonds a year, compared to China's 2.4 million

http://www.iijs.org/gjepc/gjepc.aspx?inclpage=Report_Delegation_Visit&section_id=6 6/28/2007

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GEM & JEWELLERY MARKET FOCUS: CHINA

1. INDO-CHINA BILATERAL TRADE

2. POTENTIAL AND BURGEONING MARKET

3. OVERVIEW OF THE CHINESE GEM & JEWELLERY SECTOR

4. CONCLUSION

ANNEXURE 1 - GEM & JEWELLERY TRADE ASSOCIATIONS

ANNEXURE 2 - GEM & JEWELLERY MAGAZINES IN CHINA & HONG KONG

ANNEXURE 3 - REFERENCES

[CLOSE]

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2. POTENTIAL AND BURGEONING MARKET Page 1 of 2

GJEPC.ORG

POTENTIAL AND BURGEONING MARKET

China 's acceptance of World Trade Organization (WTO) membership opens up vast opportunities for foreign participation in its jewelry market. The following table gives a the summary of the duty structure for the Gem & Jewellery sector in China

C& P Diamonds	Rough Diamonds	Precious Metal Jewellery Gold	Precious Metal Jewellery Silver	Value Added Tax (VAT)
0%**	0%**	20% - 35%	20%	17%

** With respect from 2003

It must be noted that the taxable turnover is calculated on the basis of labour and value addition only.

China is a huge market with a population over 1.3 billion. China with its sustained growth in per- capita income and liberalization of the market has had a spurt of increased consumption. In diamonds, China occupies 1.8 % of the worlds diamond market share. Shanghai accounts for one-fifth of China 's total diamond consumption. *The following and figures point to a burgeoning and un-tapped gem and jewellery market.*

- As given in " ***Exporting Pearls, Gems and Jewellery to Hong Kong – A Guidebook", published by the Consulate General of India, Hong Kong*** imports of Diamonds into China was approximately US$ 824 million for the year 2002 (January to October), reflecting an increase of 56% over the previous year imports valued at US$ 527 million.

- ***China is topping the list of countries sending maximum number of buyers to some of the Hong Kong exhibitions*** . It has been cited in " Exporting Pearls ,Gems and Jewellery to Hong Kong – A Guidebook" published by the Consulate General of India (Hong Kong) that 21% of the total overseas visitors to Hong Kong International Jewellery Manufacturers Exhibition in 2002 were from Mainland China, overtaking the USA as the largest visiting country.

Due to Hong Kong 's close proximity to the Chinese market, lower logistics costs, their ability to speak the language and their understanding of the market, jewellery companies in Hong Kong are expected to reap benefits from growing demand from China .

- The Chinese Gem & Jewellery industry is estimated to be growing at the rate of 8%- 10% annually, while diamond consumption is estimated to grow @ 15 %.
    - According to survey conducted by DTC, diamond jewellery sales in China increased by 5.7 per cent in the first half of 2004. In terms of pieces, the sale of diamond jewellery was up four per cent during the period, compared to the previous year, however larger retailers have reported sales growth of between 12 and 15 per cent.

- The ***Central Intelligence Agency (CIA)*** estimates the population of China to be approximately 1.3 billion as on July 2005, 71 % of which lie in the demographic age group of 15-64 years. The number of women lying within this age group was estimated at 0.45 billion.

- A survey conducted by ***Diamond Trading Company (DTC)*** estimates that about ***10 million couples in China*** each year. In 2004, jewellery sales US$ 14.5 billion. Thus every year about 18-22 million people get married in China . Total annual wedding expenses in China are estimated to be US$ 30.5 billion. Even if it is assumed that 1/10 th of this amount is spent on jewellery consumption the estimated amount of expenditure in jewellery will amount to US$ 3.1 billion

- According to ***another survey conducted by DTC*** , 3 out of 4 brides in Bejing and Shanghai expect their husband to buy a diamond wedding ring. Wedding rings account for 1/3 rd of total diamond sales in China .

- China is the ***2 nd largest consumer of platinum*** after Japan . In an article published in Platinum today (www.platinum.matthey.com/), dated April 2005, it has been reported that platinum jewellers are already targeting China 's bridal market this year, since platinum seems to be the metal of choice for engagement and wedding rings. Diamonds above 20 cents tend to be set in platinum in China .

- The consumption of diamonds in China in 2003 was $1.1 billion ranking No. 2 in Asia , and fifth place worldwide

http://www.gjepc.org/gjepc/USEFUL_INFORMATION/Important_info/Uinfo_Impinfo_Potential_... 6/28/2007